

May 4, 2012

<u>Via E-mail</u>
Jason M. Montague
Chief Financial Officer
Seven Seas Cruises S. DE R.L.
8300 NW 33rd Street, Suite 100
Miami, FL 33122

   **Re: Seven Seas Cruises S. DE R.L.**
     **Amendment No. 4 to**
     **Registration Statement on Form S-4**
     **Filed May 2, 2012**
     **File No. 333-178244**

Dear Mr. Montague:

   We have reviewed your responses to the comments in our letter dated April 25, 2012 and have the following additional comments.  All page numbers below correspond to the marked version of your filing.

<u>General</u>

1. We note your response to our prior comment 1, and we reissue the comment. Please revise your prospectus to provide the following disclosures:

- Discuss on page 44 that as an Emerging Growth Company you will be exempt from shareholder approval of golden parachute compensation pursuant to Section 14A(b) of the Securities Exchange Act of 1934.

- We note your statement on page ii that you "may elect to delay adoption of new or revised accounting standards applicable to public companies until such pronouncements are made applicable to private companies" and a similar statement on pages 44 and 59.  Section 107(b)(1) of the JOBS Act requires that if you choose to comply with such standards to the same extent as a non-emerging growth company you must make the election at the time you are required to file a registration statement.  Please revise to disclose the election you have made:

o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, please revise on pages ii, 44, and 59 to clearly state the election you have made.  Additionally please include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, please revise on pages ii, 44, and 59 to clearly state the election you have made.  Please include a statement in your critical accounting policy disclosures in MD&A that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

<u>Signatures, page II-7</u>

2.  Please revise page II-7 to provide the signature of your authorized representative in the United States.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc:     Gregory A Ezring, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP